Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279912

BlackRock Private Credit Fund

Supplement Dated November 19, 2024 to the

Prospectus Dated June 3, 2024,

of BlackRock Private Credit Fund

This supplement supplements certain information in the Prospectus, dated June 3, 2024, as supplemented to date, of BlackRock Private Credit Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

Management of the Fund

The following information supplements the information contained under the heading “Management of the Fund”:

On September 16, 2024, Rajneesh Vig had informed the Fund of his resignation as Trustee of the Fund, effective as of the close of business on January 31, 2025. On November 15, 2024, Mr. Vig informed the Fund that his resignation as Trustee of the Fund will be effective as of the close of business on November 15, 2024. Mr. Vig’s resignation is not the result of any disagreement with the Fund or with BlackRock, Inc. Mr. Vig will continue to serve as an employee of BlackRock, Inc. until the close of business on February 1, 2025 in order to ensure the smooth transition of his responsibilities.

On November 18, 2024, Eric Draut, one of the Fund’s independent trustees, will be deemed to be an interested person of the Fund under section 2(a)(19) of the Investment Company Act of 1940 for a six-month period due to a corporate transaction outside of his control. It is anticipated that he will no longer be an interested person of the Fund on May 18, 2025 upon passage of the sixth month period. On November 15, 2024, the Board of Trustees of the Fund appointed Eric Draut as Chair of the Board of Trustees of the Fund, effective as of the close of business on November 15, 2024, to serve as Chair until the close of business on May 18, 2025, at which time he will again serve as Lead Independent Trustee. Prior to Mr. Draut’s appointment as Chair, he served as Lead Independent Trustee of the Fund.

On November 15, 2024, the Board of Trustees of the Fund appointed Peter Schwab to the Board of Trustees of the Fund, effective as of the close of business on November 15, 2024, to serve as a Class III Trustee until his term ends at the close of business on May 18, 2025. Mr. Schwab’s year of birth is 1943 and his address is c/o BlackRock Capital Investment Advisors, LLC, 50 Hudson Yards, New York, New York, 10001.

On October 30, 2024 the Board of Trustees of the Fund appointed Philip Tseng to the Board of Trustees of the Fund and appointed him as Chair of the Board of Trustees, each effective as of the close of business on January 31, 2025. On November 15, 2024, the Board of Trustees of the Fund delayed the effective date of Mr. Tseng’s appointment as Trustee and Chair to the close of business on May 18, 2025, at which point he will serve as a Class III Trustee.